January 24, 2025

Leonard Lovallo
Chief Executive Officer
Altair International Corp.
322 North Shore Drive
Building 1B, Suite 200
Pittsburgh, PA 15212

        Re: Altair International Corp.
            Preliminary Information Statement on Schedule 14C
            Filed January 15, 2025
            File No. 000-56312
Dear Leonard Lovallo:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Preliminary Information Statement on Schedule 14C filed January 15, 2025 Report of Independent Registered Public Accounting Firm, page F-18

1.     Please revise to provide a signed audit report as required by Rule
2-02(a) of
       Regulation S-X.
 January 24, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Juan Grana at 202-551-6034 or Katherine Bagley at 202-551-2545
with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Industrial
Applications and
                                                         Services
cc:   Ernest M. Stern, Esq.